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                                  Exhibit 16
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Securities and Exchange Commission
Washington, D.C. 20549


March 19, 1999



Ladies and Gentlemen:

We were previously principal accountants for Harris Savings Bank and, under the date of January 21, 1997, we reported on the consolidated financial statements of Harris Savings Bank and subsidiaries as of and for the years ended December 31, 1996 and 1995. On May 20, 1997, our appointment as principal accountants was terminated. We have read Harris Financial, Inc.'s statements included in the Form 10-K and we agree with such statements, except that we are not in a position to agree or disagree with Harris Financial, Inc.'s statement that the change was approved by the Bank's Board of Directors.

Very truly yours,

/s/ KPMG LLP

KPMG LLP